SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. ____)

AMERICAN WOODMARK CORPORATION
(Name of Issuer)

COMMON STOCK, NO PAR VALUE
(Title of Class of Securities)

030506 10 9
(CUSIP Number)

Check the following box if a fee is being paid with this statement ___.
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d.7)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following page(s))







Page 1 of 4 Pages

SEC 1745 (1-84)


CUSIP Number:  030506 10 9

1.	Name of Reporting Person: Mary Jo Stout

  	S.S. or I.R.S. Identification Number of Above Person:

 		###-##-####

2.	Check the Appropriate Box if a Member of a Group*

		(a) ___

		(b) ___

		Not Applicable

3.	SEC Use Only

4.	Citizenship or Place of Organization:  United States

Number of Shares Beneficially Owned by Each Reporting Person With:

5.	Sole Voting Power:           874,036

6.	Shared Voting Power:               0

7.	Sole Dispositive Power:      874,036

8.	Shared Dispositive Power:          0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person:  874,036

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*____

11.	Percent of Class Represented by Amount in Row 9:  11.3%

12.	Type of Reporting Person*  IN




Page 2 of 4 Pages

Schedule 13G/A

Item 1 (a).	Name of Issuer:

         			American Woodmark Corporation

Item 1 (b).	Address of Issuer's Principal Executive Offices:

         			3102 Shawnee Drive
         			Winchester, Virginia  22601

Item 2 (a).	Name of Person Filing:

         			Mary Jo Stout

Item 2 (b).	Address of Principal Business Office, or, if none,  Residence:

         			P. O. Box 206
			         Cross Junction, Virginia  22625

Item 2 (c).	Citizenship:			United States

Item 2 (d).	Title of Class of Securities:			Common Stock, No Par Value

Item 2 (e).	CUSIP Number:  030506 10 9

Item 3.		Not Applicable

Item 4.		Ownership:

    			(a) Amount Beneficially Owned: 874,036

    			(b)	Percent of Class: 11.3%

    			(c)	Number of Shares as to Which Such Person Has:

      				(i)  Sole Power to Vote or to Direct the Vote:  874,036

Page 3 of 4 Pages

     				(ii)  Shares Power to Vote or to Direct the Vote:  0

    				(iii)  Sole Power to Dispose or to Direct the Disposition:	874,036

     				(iv)  Shared Power to Dispose or to Direct the Disposition:  0

	The foregoing stock ownership figures include 33,400 shares held by Mrs. Stout as trustee for the benefit of her children, 9,725 shares held in the Holcomb Family Foundation, and 120,032 shares held by her brother as trustee for the benefit of Mrs. Stout.

Item 5.	Ownership of Five Percent or Less of a Class:

      		Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

      		Not Applicable

Item 7.	Identification and Classification of the Subsidiary which acquired
        the	Security being reported on by the Parent Holding Company:

      		Not Applicable

Item 8.	Identification and Classification of Members of the Group:

      		Not Applicable

Item 9.	Notice of Dissolution of Group:		Not Applicable

Item 10.	Certification:		Not Applicable

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   February 5, 1998

/s/  MARY JO STOUT
Page 4 of 4 Pages